UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

Specialized Disclosure Report

BOSTON SCIENTIFIC CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-11083	04-2695240
(State or other	(Commission	(IRS employer
jurisdiction of	file number)	identification no.)
incorporation)

300 Boston Scientific Way, Marlborough, Massachusetts	01752-1234
(Address of principal executive offices)	(Zip code)

Susan Thompson
Vice President, Chief Corporate Counsel and Assistant Secretary
(508) 683-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

Section 1 — Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report

This Form SD of Boston Scientific Corporation for the year ended December 31, 2025 is filed in accordance with the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13p-1 under the Exchange Act (“Rule 13p-1”) requires certain registrants with the Securities and Exchange Commission (“SEC”) to file this specialized disclosure report on Form SD if such registrants have tin, tantalum, tungsten, and gold (collectively, “conflict minerals”) that are necessary to the functionality or production of a product manufactured by the registrant or contracted by that registrant to be manufactured. Terms not defined in this Form SD are defined in Rule 13p-1, Form SD and the Exchange Act Release No. 34-67716 (August 22, 2012). When used in this Form SD, the terms “we,” “us,” “our,” “Boston Scientific” and “the Company” mean Boston Scientific Corporation and its divisions and subsidiaries.

A copy of the Conflict Minerals Report and our conflict minerals policy are publicly available on our website at https://www.bostonscientific.com/en-US/corporate-responsibility/integrity/compliance-ethics.html#conflict.

Information on or connected to our website (or the website of any third party) referenced in this Form SD is in addition to and not a part of or incorporated by reference into this Form SD (other than the Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD and is incorporated herein by reference). Such additional information speaks as of the date thereof and is not intended to be confirmed or updated by reference herein. Boston Scientific disclaims any liability or responsibility for or endorsement of the information on or connected to the website of a third party.

Item 1.02. Exhibit

The Company's Conflict Minerals Report for the year ended December 31, 2025 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01. Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BOSTON SCIENTIFIC CORPORATION

Date: May 21, 2026	By:	/s/ Paudie O'Connor
Paudie O'Connor, Executive Vice President, Global Operations